UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name in English)

1, rue Peternelchen

L-2370 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

On November 23, 2021, Arrival (the “Company”) issued press releases announcing the closing of its underwritten public follow-on offering of 37,229,736 ordinary shares and the closing of its offering of US$320.0 million in aggregate principal amount of green convertible senior notes due 2026 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The press releases are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title

1.1	Underwriting Agreement, dated as of November 18, 2021, by and between Arrival and Goldman Sachs International, J.P. Morgan Securities LLC, Barclays Capital Inc. and Cowen and Company, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form F-1 filed November 17, 2021).

4.1	Indenture, dated as of November 23, 2021, by and between Arrival and U.S. Bank National Association, as trustee.

4.2	Form of 3.50% Convertible Senior Note due 2026 (included in Exhibit 4.1)

99.1	Press Release issued by Arrival on November 23, 2021 announcing the closing of the offering of Ordinary Shares.

99.2	Press Release issued by Arrival on November 23, 2021 announcing the closing of the offering of Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By:	/s/ Denis Sverdlov
Name: Denis Sverdlov
Title: Chief Executive Officer

Dated: November 29, 2021